November 27, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

RE:         Azzurra Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 13, 2009
File No. 0-25356

Dear Mr. Spirgel:

We thank you for your comment letter dated October 16, 2009 (the “Comment Letter”) addressed to Azzurra Holding Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“10-K/A”), and Amendment No. 1 to each of the Company’s Form 10-Qs for the periods ended March 31, 2009 and June 30, 2009.

Form 10-K for the year ended December 31, 2008

Item 9A(T).  Controls and Procedures, page 8

1.
 Please amend your Form 10-K to disclose management’s conclusion on the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the fiscal year.  See Item 307 of Regulation S-K.

As discussed with the Staff, and as permitted by the Division of Corporation Finance as set forth in its Compliance & Disclosure Interpretations set forth in Section 246.13, the Company has amended the Form 10-K as requested by the Staff in its Comment Letter by filing a Form 10-K/A that contains only the cover page, explanatory note, signature page, Section 302 certifications, and revisions as requested by the Staff in its Comment Letter.

2.
Please also amend your Form 10-K to clearly state, if true, that management concluded that your internal control over financial reporting was not effective as of December 31, 2008.  See Item 308T(a)(3) of Regulation S-K.

The Form 10-K/A contains management’s conclusions, as requested by the Staff in its Comment Letter.

3.
 The certifications provided by Mr. Rumsey and filed as exhibits 31.1 and 31.2 omit the introductory language in paragraph four that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting.  They also omit the language required to be included in paragraph four (b) regarding the design of internal control over financial reporting.  Please amend your Form 10-K to provide certifications exactly as set forth in Regulation S-K Item 601(b)(31).

The certifications have been revised as requested by the Staff’s comment in its Comment Letter.

4.
Please also amend each Form 10-Q to disclosure management’s conclusion on the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the relevant fiscal period.  See Item 307 of Regulation S-K.

The Company has amended each Form 10-Q to include disclosure regarding management’s conclusion on the effectiveness of the Company's disclosure controls and procedures, as requested by the Staff in its Comment Letter.

5.
We note that the certification provided by Mr. Rumsey and filed as exhibit 31 to each Form 10-Q references “the small business issuer” instead of referencing “the registrant.”  We also note that paragraph one of the certifications refers to the “quarterly report” instead of referencing the “report.”  In future filings, please provide certifications exactly as set forth in Regulation S-K Item 601(b)(31).

The certifications will prepared and filed exactly as set forth in Regulation S-K Item 601(b)(31) in future filings with the Securities and Exchange Commission.

*  *  *  *  *

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (310) 242-5699 with any questions or additional comments.

Very truly yours,

AZZURRA HOLDING CORPORATION

By: /s/  Daniel W. Rumsey
      Daniel W. Rumsey, Chief Executive Officer

November 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Larry Spirgel

Re:          Azzurra Holding Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed April 13, 2009
               File No. 0-25356

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Azzurra Holding Corporation, dated October 16, 2009, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Azzurra Holding Corporation

By:  /s/ Daniel W. Rumsey
       Daniel W. Rumsey
      Chief Executive and Financial Officer